  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1995.

                                UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D


                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ------- )


                            SIERRA TAHOE BANCORP
-------------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK   NO PAR VALUE
-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                826497-10-9
               -------------------------------------------
                              (CUSIP Number)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   THIS STATEMENT CONTAINS 12 PAGES AND THE EXHIBIT INDEX IS ON PAGE 6.

                                 SCHEDULE 13D
---------------------------                        ----------------------------
CUSIP NO.  826497-10-9                                     PAGE 2 OF 12 PAGES
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TIDAL INSURANCE LIMITED
           66-0420778
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP<F*>         (a)   / /
                                                                 (b)   /X/
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3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS<F*>

     BK, AF, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH WEST INDIES
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 NUMBER OF      7   SOLE VOTING POWER
                      30,400 Common
  SHARES             282,900 Common - Right to Acquire (Convertible Debentures)
              -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY               NONE
              -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
                      30,400 Common
  REPORTING          282,900 Common - Right to Acquire (Convertible Debentures)
              -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

   WITH                   NONE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       313,300 (Includes Right to Acquire Common Shares)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES<F*>   / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
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14   TYPE OF REPORTING PERSON

            IC, CO
-------------------------------------------------------------------------------
                 <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value (the "Common Stock") and 8-1/2% Convertible Subordinated Debentures due February 1, 2004 (the "Debentures"), issued by Sierra Tahoe Bancorp ("Sierra"), whose principal executive offices are located at 10181 Truckee Tahoe Airport Road, Truckee, California 96161.

     The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of the Common Stock of Bancorp at a conversion price of $10.00 per share, subject to adjustment in certain events.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Tidal Insurance Limited, a British West Indies corporation ("Tidal"). The controlling shareholder of Tidal is Dierberg Four, L.P., a Delaware limited partnership ("Dierberg Four"). The general partner of Dierberg Four is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of Tidal and First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director).

     The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2E, and is incorporated herein by reference.

     The information disclosed in Exhibits 2A through 2E is included pursuant to General Instruction C to Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 30,400 shares of Common Stock and $2,829,000 principal amount of Debentures covered by this
Schedule 13D was $3,496,682.50. Additionally, interest adjustments in the amount of $23,822.90 were disbursed. Tidal purchased the Common Stock and Debentures with a loan in the amount of $1,308,543.75 from its controlling shareholder, a loan pursuant to a margin account held at Stifel, Nicolaus & Company, Incorporated and resources drawn from an existing line of credit negotiated in the ordinary course of business with an unaffiliated bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock and Debentures covered by this statement are being held for investment purposes. Tidal has the following plans with respect to the Common Stock and Debentures:

     (a) Tidal intends to continually assess the market for the Common Stock and Debentures. Tidal or an affiliate may purchase additional shares of the Common Stock and/or Debentures from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain banking regulatory approvals may be required.

     (b-j)  None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares of Common Stock reported owned by Tidal is based upon 2,571,829 shares outstanding at June 30, 1995, as indicated by the Chief Financial Officer of Sierra, plus 1,000,000 shares, representing the conversion of Debentures to Common Stock at a conversion price of $10.00, or total shares of 3,571,829. On September 29, 1995, Tidal beneficially owned 30,400 shares of Common Stock and the equivalent of 282,900 Common Stock represented by the Debentures, or approximately 8.77% of such number of shares, of Common Stock.

     (b) Tidal beneficially owns 30,400 shares of the Common Stock and has the sole power to vote and dispose of such shares. Upon conversion of the Debentures, assuming a conversion price of $10.00, Tidal would beneficially own 282,900 additional shares and have the sole power to vote and dispose of such shares.

     (c) All transactions in the shares of Common Stock and Debentures effected by Tidal during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

      (d-e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Dierberg Four, Tidal's controlling shareholder, is under the control of James F. Dierberg. See Item 2. above. James F.
Dierberg and Mary W. Dierberg are husband and wife.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

     Exhibit 7 - Copy of line of credit and demand note, pursuant to request of Tidal and instructions to the Form 13D, are included in the Confidential Exhibit Volume filed with the Secretary of the Commission and dated September 29, 1995.



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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 TIDAL INSURANCE LIMITED


Date:    September 29, 1995      By:   /s/ James F. Dierberg
                                    -------------------------------------
                                    James F. Dierberg, President

                     EXHIBIT INDEX


EXHIBIT NO.                                PAGE NO.
-----------                                --------
Exhibit 2A                                      7

Exhibit 2B                                      8

Exhibit 2C                                      9

Exhibit 2D                                     10

Exhibit 2E                                     11

Exhibit 5(c)                                   12

Exhibit 7                                     <F*>


-------------------------------------------------------------------------------

<F*>  Confidential Exhibit, dated September 29, 1995, Filed with the Secretary of the Commission


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                                   EXHIBIT 2A



TIDAL INSURANCE LIMITED


State or Other Place of Organization:            British West Indies

Principal Business:                              Insurance

Address of Principal Business:                   c/o S.T.A.R. Corporate
                                                 Management, Hibiscus
                                                 Square, Grand Turk, Turks
                                                 & Caicos Islands, British
                                                 West Indies

Address of Principal Office:                     c/o S.T.A.R. Corporate
                                                 Management, Hibiscus
                                                 Square, Grand Turk, Turks
                                                 & Caicos Islands, British
                                                 West Indies

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

                                 EXHIBIT 2B


DIERBERG FOUR, L.P.


State or Other Place of Organization:            Delaware

Principal Business:                              Investment in real estate
                                                 and stocks

Address of Principal Business:                   c/o First Securities
                                                 America, Inc.
                                                 Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105

Address of Principal Office:                     c/o First Securities
                                                 America, Inc.
                                                 Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

                                   EXHIBIT 2C


FIRST SECURITIES AMERICA, INC. (General Partner of Dierberg Four, L.P.)


State or Other Place of Organization:            Missouri

Principal Business:                              Insurance and investments

Address of Principal Business:                   Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105

Address of Principal Office:                     Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

                                  EXHIBIT 2D


JAMES F. DIERBERG (Director, President and controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                   39 Glen Eagles Drive, St.
                                                 Louis, Missouri 63124

Principal Occupation or Employment:              Financial services

                Name of Employer:                First Banks, Inc.

                Principal Business:              Bank holding company

                        Address:                 135 North Meramec,
                                                 Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

Citizenship:                                     U.S.A.

                                  EXHIBIT 2E


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)


Residence or Business Address:                   39 Glen Eagles Drive, St.
                                                 Louis, Missouri 63124

Principal Occupation or Employment:              Housewife

Criminal Proceedings During Last 5 Years:        None


Civil Proceedings During Last 5 Years:           None


Citizenship:                                     U.S.A.

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                                           EXHIBIT 5(c)

                                      TIDAL INSURANCE LIMITED

                            (Transactions Effected Within Past 60 Days)

PURCHASES OF COMMON STOCK

IDENTITY OF                                      NUMBER OF         PRICE PER
PURCHASER                    DATE OF PURCHASE    SHARES PURCHASED  SHARE

Tidal Insurance Limited      September 5, 1995         10,000     $10.3125
                             September 6, 1995          5,000      10.3750
                             September 19, 1995         5,000      10.7500
                             September 21, 1995         5,000      10.8125
                             September 22, 1995         2,000      10.8125
                             September 27, 1995         3,400      11.1250


PURCHASES OF 8-1/2% CONVERTIBLE SUBORDINATED DEBENTURES


IDENTITY OF                                      PRINCIPAL         PRICE PER
PURCHASER                    DATE OF PURCHASE    AMOUNT PURCHASED     UNIT

Tidal Insurance Limited      August 7, 1995         1,175,000       104.50
                             August 9, 1995           124,000       108.00
                             September 11, 1995        50,000       112.00
                             September 13, 1995       200,000       116.75
                             September 21, 1995       300,000       113.50
                             September 27, 1995       250,000       119.00
                             September 28, 1995       580,000       121.25
                             September 29, 1995       150,000       121.25



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